UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2014

Commission File Number: 001-197097

 Affimed N.V.

Technologiepark, Im Neuenheimer Feld 582
69120 Heidelberg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Affimed N.V.
By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer
Date: September 22, 2014
By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
4.1	Registration Rights Agreement, dated September 17, 2014 by and between the shareholders party thereto and Affimed N.V.